[BELL, BOYD & LLOYD LLP LOGO]               70 West Madison Street, Suite 3100
                                                  Chicago, Illinois 60602-4207
                                               312.372.1121 - Fax 312.827.8000



ALICIA A. PERLA
312.807.4318
aperla@bellboyd.com
Direct Fax: 312.827.8049


                                 June 20, 2007

VIA EDGAR
Ms. Kimberly Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

                            Calamos Investment Trust
                       1933 Act Registration No. 33-19228
                       1940 Act Registration No. 811-5443


Dear Ms. Browning:

     This letter responds to the comment you conveyed to Kevin Bettsteller and me on June 6, 2007, requesting that we complete any missing information throughout post-effective amendment no. 51 to the registration statement under the Securities Act of 1933, as amended, filed on behalf of Calamos Investment Trust (the "Trust") on form N-1A in order to register shares of a new series of the Trust, Calamos Total Return Bond Fund. The applicable pages of post-effective amendment no. 51, including any required information that was omitted from the original filing of the amendment on April 11, 2007, are included below as Appendix A for review by the Commission staff. We believe that this information responds to your comment. Please call me at (312) 807-4318 to confirm the adequacy of our response.


                                                  Very truly yours,


                                                  /s/ Alicia A. Perla
                                                  -------------------------
                                                  Alicia A. Perla


Copy:  J. Hamman
       S. Darcy
       C. Avery
       P. Pike



                              chicago - washington

                                                                      Appendix A


HOW HAS THE FUND PERFORMED IN THE PAST?


Performance information has not been presented for the Fund because the Fund has not been in existence for at least one calendar year.


WHAT ARE THE FEES AND EXPENSES OF THE FUND?

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.


                                                              CLASS A    CLASS B    CLASS C
                                                              -------    -------    -------
SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT):
   Maximum Sales Charge (Load) on Purchases (as a
      percentage of offering price)                            3.75%      None       None
   Maximum Deferred Sales Charge (Load) (as a percentage of
      the lesser of the redemption price or offering price)    1.00%(1)   3.50%(2)   1.00%(3)
   Maximum Sales Charge (Load) Imposed on Reinvested
      Dividends/Distributions                                  None       None       None
   Redemption Fee on Shares Held Seven Days or Less (as a
      percentage of amount redeemed)(4)                        2.00%      2.00%      2.00%
   Exchange Fee                                                None       None       None

ANNUAL FUND OPERATING EXPENSES (EXPENSES DEDUCTED FROM FUND
   ASSETS):
   Management Fees                                             0.55%      0.55%      0.55%
   Distribution and/or Service Fees (12b-1)                    0.25%      1.00%      1.00%
   Other Expenses (5)                                          0.74%      0.74%      0.74%
   Expense Reimbursement (6)                                  (0.64)%    (0.64)%    (0.64)%
   Total Annual Operating Expenses                             0.90%      1.65%      1.65%



EXAMPLES:

The two following examples will help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example shows an investment made and held for one year and three years. The first example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The second example assumes you did not redeem your shares at the end of those periods. The examples also assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same, except for reimbursement of annual operating expenses in the first year, if applicable. The reimbursement of annual operating expenses is not considered when calculating expenses for subsequent years. Your actual costs may be greater or less than those shown below.

EXAMPLE OF FUND EXPENSES

You would pay the following expenses if you
redeemed your shares at the end of the period:   ONE YEAR   THREE YEARS

Class A                                            $463        $783
Class B(7)                                          518         854
Class C(8)                                          268         654



You would pay the following expenses if you
did not redeem your shares:                      ONE YEAR   THREE YEARS

Class A                                            $463        $783
Class B                                             168         654
Class C                                             168         654



(1) Imposed only in certain circumstances where Class A shares are purchased without a front-end sales charge at the time of purchase.


(2) The maximum contingent deferred sales charge is imposed on shares redeemed in the first year. For shares held longer than one year, the contingent deferred sales charge declines according to the schedule set forth under "Fund Facts - Class B shares" and "Fund Facts - Class C shares."


(3) The contingent deferred sales charge on Class C shares is imposed only on shares redeemed in the first year.

(4) The redemption fee may be waived in certain circumstances as described under "Fund Facts - How can I sell (redeem) shares?"


(5)  Other Expenses are based on estimated amounts for the current fiscal year.



(6) CALAMOS ADVISORS has contractually agreed to reimburse Fund expenses through February 29, 2008 to the extent necessary so that Total Annual Operating Expenses after any such reimbursement do not exceed 0.90% for Class A shares and 1.65% for Class B shares or Class C shares. After such date, the expense limitation may be terminated or revised.



(7) The contingent deferred sales charge was applied as follows: 1 year (3.50%) and 3 years (2.00%).



(8) The contingent deferred sales charge was applied as follows: 1 year (1.00%) and 3 years (0.00%).

FUND FACTS

WHO MANAGES THE FUND?

The Fund's investments are managed by CALAMOS ADVISORS, 2020 Calamos Court, Naperville, IL. CALAMOS ADVISORS is an indirect subsidiary of CALAMOS ASSET MANAGEMENT, INC., whose voting shares are majority-owned by CALAMOS FAMILY PARTNERS, INC., which is controlled by John P. Calamos, Sr. and the Calamos family.


Subject to the overall authority of the board of trustees, CALAMOS ADVISORS provides continuous investment supervision and management to the Fund under a management agreement and also furnishes office space, equipment and management personnel. For these services, the Fund pays CALAMOS ADVISORS a fee based on its average daily net assets that is accrued daily and paid on a monthly basis at the annual rate of 0.55% on the first $500 million, 0.53% on the next $500 million, 0.51% on the next $5 billion (over $1 billion to $6 billion), 0.49% on the next $5 billion (over $6 billion to $11 billion), 0.48% on the next $5 billion (over $11 billion to $16 billion), 0.47% on the next $5 billion (over $16 billion to $21 billion), 0.46% on the next $5 billion (over $21 billion to $26 billion), and 0.45% on average daily net assets in excess of $26 billion.






CALAMOS ADVISORS has contractually agreed to limit the Fund's annual ordinary operating expenses as a percentage of the average net assets of the particular class of shares, to 0.90% for Class A shares, 1.65% for Class B shares and 1.65% for Class C shares. For purposes of that agreement, operating expenses do not include dividend expense on short positions. This agreement is binding on CALAMOS ADVISORS through February 29, 2008.



On May 16, 2007, the board of trustees unanimously approved the Fund's management agreement. A discussion regarding the basis for the approval by the board of trustees of the Fund's management agreement will be included in the CALAMOS FAMILY OF FUNDS annual report to shareholders for the fiscal year ending October 31, 2007.


TEAM APPROACH TO MANAGEMENT. CALAMOS ADVISORS employs a team approach to portfolio management, with teams comprised generally of the Co-Chief Investment Officers (the "Co-CIOs"), senior strategy analysts, intermediate analysts and junior analysts. The Co-CIOs, directors and senior strategy analysts are supported by and lead a team of investment professionals whose valuable contributions create a synergy of expertise that can be applied across many different investment strategies.

Portfolio holdings are reviewed and trading activity is discussed on a regular basis by team members. Team members generally may make trading decisions guided by the Fund's investment objective and strategy.

While day-to-day management of the portfolio is a team effort, the Director of Fixed Income, along with John P. Calamos, Sr., Co-CIO, has primary and supervisory responsibility for the Fund and works with all team members in developing and executing the Fund's investment program. Each is further identified below.

John P. Calamos, Sr., Co-CIO of CALAMOS ADVISORS, generally focuses on the top-down approach of diversification by industry sector and macro-level investment themes. During the past five years, John P. Calamos, Sr. has been President and Trustee of the Trust and chairman, CEO and Co-CIO of CALAMOS ADVISORS and its predecessor company.

place on every NYSE business day. In addition, trading may take place in various foreign markets on Saturdays or on other days when the NYSE is not open and on which the Fund's NAV is not calculated. As stated above, if market prices are not readily available or are not reflective of a security's fair value, the security is valued at a fair value by the pricing committee, under the ultimate supervision of the board of trustees, following the guidelines and/or procedures adopted by the board of trustees.

The Fund also may use fair value pricing, pursuant to guidelines adopted by the board of trustees and under the ultimate supervision of the board of trustees, if the value of a foreign security it holds is materially affected by events occurring before the Fund's pricing time but after the close of the primary markets or exchanges on which the security is traded. Those procedures may utilize valuations furnished by pricing services approved by the board of trustees, which may be based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, a computerized matrix system, or appraisals derived from information concerning the securities or similar securities received from recognized dealers in those securities.

When fair value pricing of securities is employed, the prices of securities used by the Fund to calculate its NAV may differ from market quotations or official closing prices. In light of the judgment involved in fair valuation decisions, there can be no assurance that a fair value assigned to a particular security is accurate.

INTERMEDIARIES


The Fund may authorize intermediaries to accept purchase, exchange and redemption orders on the Fund's behalf. An order properly received by an intermediary will be deemed to have been received by the Fund as of the time of receipt by the intermediary. If you buy, exchange or redeem shares through an intermediary, you will pay or receive the Fund's NAV next calculated after receipt and acceptance of the order by the intermediary, after giving effect to any transaction charge imposed by the intermediary. The Fund's NAV is determined as of the close of regular session trading on the NYSE (normally 4:00 p.m., Eastern time) each day that the NYSE is open for trading.


If you buy and sell Fund shares through an intermediary, that intermediary may charge a fee for that service. Any such charges could constitute a substantial portion of a smaller account, and may not be in your best interest. The Fund cannot always identify individual accounts or transactions for an account that is facilitated by an intermediary. Due to differing operational and systems capabilities, an intermediary may calculate sales charges and fees and track transaction activity differently than the Fund. When transacting in Fund shares, be sure you understand how your intermediary calculates sales charges and fees and tracks transaction activity.


CFS and its affiliates are currently subject to supplemental compensation payment requests by certain intermediaries. CFS or its affiliates may make payments to intermediaries, among other things, to help defray the costs incurred by qualifying Intermediaries in connection with efforts to educate financial advisers about the Fund so they can make recommendations and provide services that are suitable and meet shareholder needs, to access intermediaries' registered representatives, to obtain marketing support and to provide other specified services. CFS or its affiliates may make these payments, at their discretion and expense, to Intermediaries who have sold Fund shares. The level of payments made to a qualifying intermediary in any given year will vary and in no case would exceed the sum of (a) 0.25% of the prior 12-month period's Fund sales by that intermediary and (b) 0.12% of the average daily value of Fund shares held by customers of that intermediary during the period. A number of factors will be considered in determining whether CFS or its affiliates will agree to make requested payments, including the qualifying intermediary's sales, assets and redemption rates, and the quality of the intermediary's services.


ANTI-MONEY LAUNDERING COMPLIANCE

The Fund is required to comply with various federal anti-money laundering laws and regulations. Consequently, the Fund will request the following information from all investors: full name, date of birth, Social Security number and permanent street address. Corporate, trust, and other entity accounts must provide additional documentation. The Fund will use this information to verify your identity. The Fund will return your application and the monies received to establish your account if any of this information is missing. After your account is established, the Fund may request additional information from you to assist in verifying your identity. If the Fund is unable to verify your identity, they reserve the right to redeem your account at the current day's NAV. If at any time the Fund believes you may be involved in suspicious activity or if your identifying information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to "freeze" your account. The Fund also may be required to provide a governmental agency with information about your attempt to establish a new account or about transactions that have occurred in your account. The Fund also may be required to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Fund to inform you that it has taken the actions described above.

TRANSACTION RESTRICTIONS

The Fund reserves the right to reject any order for the purchase of shares in whole or in part for any reason, and to suspend the sale of shares to the public in response to conditions in the securities markets or otherwise. The Fund generally expects to inform any investor within 24 hours if a purchase order has been rejected. The Fund is intended for long-term investment purposes only, and is not intended for short-term or excessive trading. Those practices may disrupt portfolio management strategies and/or increase expenses, thus harming Fund performance.

The Fund may, in its discretion, suspend, and may permanently terminate, the purchase or exchange privileges of any investor who engages in trading activity that the Fund believes would be disruptive to the Fund. Although the Fund will attempt to give prior notice of a suspension or termination of an exchange privilege when it is reasonably able to do so, the suspension or termination may be effective immediately, thereby preventing any uncompleted exchange.

In addition, the Fund receives purchase and sale orders through intermediaries and cannot always identify or reasonably detect short-term or excessive trading that may be facilitated by those intermediaries or by the use of omnibus accounts by those intermediaries. Omnibus accounts are comprised of multiple investors whose purchases and redemptions are aggregated and netted before being submitted to the Fund, making it more difficult to locate and eliminate short-term or excessive trading. To the degree the Fund is able to identify excessive or short-term trading in accounts maintained by intermediaries, the Fund will seek the cooperation of the intermediary to

                        SUPPLEMENT DATED _________, 2007

                       TO PROSPECTUS DATED _________, 2007

                        CALAMOS(R) TOTAL RETURN BOND FUND

                        INSTITUTIONAL SHARES AND R SHARES

                                ----------------

     This supplement together with the Calamos Total Return Bond Fund prospectus (the "Prospectus") offers Class I shares ("Institutional Shares") and Class R shares ("R Shares") of Calamos Total Return Bond Fund (the "Fund"). The Fund through its Prospectus also currently offers three other classes of shares, Class A, Class B and Class C shares, that have substantially lower minimum investment requirements but bear certain expenses not borne by the Institutional Shares or R Shares.

     The following information supplements the indicated sections of the Prospectus.

HOW HAS THE FUND PERFORMED IN THE PAST?

     Performance information has not been presented for the Fund because it has not been in existence for at least one calendar year.

WHAT ARE THE FEES AND EXPENSES OF THE FUND?

     The following information describes the fees and expenses that you may pay if you buy and hold Institutional Shares or R Shares of the Fund. The information presented in the following table is added to the table located on page __ of the Prospectus:


                                                    Class I   Class R
Shareholder Fees
(fees paid directly from your investment):

   Maximum Sales Charge (Load) on Purchases
     (as a percentage of offering price)            None      None

   Maximum Deferred Sales Charge (Load)
      (as a percentage of redemption proceeds)      None      None

   Maximum Sales Charge (Load) Imposed
     on  Reinvested Dividends/Distributions         None      None

   Redemption Fee on Shares Held Seven Days or
     Less (as a percentage of amount redeemed)
     (4)                                            2.00%     None

   Exchange fee                                     None      None

Annual Fund Operating Expenses (expenses deducted from fund assets):

   Management Fees                                  0.55%    0.55%

   Distribution and/or Service Fees (12b-1)         None     0.50%

   Other Expenses (5)                               0.74%    0.74%

   Expense Reimbursement (6)                       (0.64)%  (0.64)%

   Total Annual Operating Expenses                  0.65%    1.15%

     The following table is added after the table located on page __ of the
Prospectus:


EXAMPLES OF FUND EXPENSES
You would pay the following expenses whether or not you redeemed your shares at the end of the period:
                                ONE YEAR              THREE YEARS
Class I                           $ 66                    $346
Class R                            117                     501


WHAT CLASSES OF SHARES DOES THE FUND OFFER?

     The following paragraphs are added immediately after the section entitled "What classes of shares does the Fund offer?--Class C shares" on page __ of the
Prospectus:

     "CLASS I SHARES
          The offering price for Class I shares is the NAV per share with no initial sales charge. There is no contingent deferred sales charge nor distribution or service fees with respect to Class I shares.

          Class I shares are offered primarily for direct investment by investors through certain tax-exempt retirement plans (including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans) and by institutional clients, provided such plans or clients have assets of at least $1 million. Class I shares may also be offered to certain other entities or programs, including, but not limited to, investment companies, under certain circumstances. The Fund may also waive the minimum initial investment.

          As a result of the relatively lower expenses for Class I shares, the level of income dividends per share (as a percentage of NAV) and, therefore, the overall investment return, will typically be higher for Class I shares than for Class A, Class B, Class C or Class R shares.

     CLASS R SHARES
          The offering price for Class R shares is the NAV per share with no initial sales charge. However, the Fund pays an aggregate distribution and service fee at the annual rate of 0.50% of average net assets. Class R shares may only be purchased through certain tax-exempt retirement plans held in plan level or omnibus accounts, including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans."

     The following sentences are added immediately after the second sentence of the section entitled "What classes of shares does the Fund offer?--Prime Obligations Shares" on page __ of the Prospectus:

     "Class I shares and Class R shares of the Fund may not be exchanged for Prime Obligations Shares."

     The following sentences are added immediately after the third sentence of the section entitled "What is the minimum amount I can invest in the Fund?" on page __ of the Prospectus:

     "The minimum initial investment requirement for Class I shares is $1 million. There is no minimum initial investment requirement for Class R shares."

     The following sentence is added immediately after the second sentence of the first paragraph in the section entitled "How can I buy shares? -- By Exchange" on page __ of the Prospectus:

     "You may exchange Class I shares and Class R shares of the Fund for Class I shares and Class R shares of another Fund, respectively, in the Calamos Family of Funds with no sales charges."

     The following paragraph is added immediately after the section entitled "How can I buy shares?--By automatic bank draft plan" on page __ of the
Prospectus:

                                   MANAGEMENT

TRUSTEES AND OFFICERS

     The management of the Trust, including general supervision of the duties performed for each Fund under the investment management agreement between the Trust and Calamos Advisors, is the responsibility of its board of trustees. Each trustee elected will hold office for the lifetime of the Trust or until such trustee's earlier resignation, death or removal; however, each trustee who is not an interested person of the Trust shall retire as a trustee at the end of the calendar year in which the trustee attains the age of 72 years.


     The following table sets forth each trustee's name, age at May 31, 2007, position(s) with the Trust, number of portfolios in the Calamos Fund Complex overseen, principal occupation(s) during the past five years and other directorships held, and date first elected or appointed. Each trustee oversees each Fund of the Trust.


TRUSTEES WHO ARE INTERESTED PERSONS OF THE TRUST:


                                                                 PORTFOLIOS            PRINCIPAL OCCUPATION(S)
       NAME AND AGE               POSITION(S) WITH TRUST          OVERSEEN             AND OTHER DIRECTORSHIPS
       ------------         ----------------------------------   ----------   ----------------------------------------
John P. Calamos, Sr., 66*   Trustee and President (since 1988)       18       Chairman, CEO, and Co-Chief Investment
                                                                              Officer, Calamos Asset Management, Inc.
                                                                              ("CAM"), Calamos Holdings LLC ("CHLLC")
                                                                              and Calamos Advisors LLC and its
                                                                              predecessor ("Calamos Advisors"), and
                                                                              President and Co-Chief Investment
                                                                              Officer, Calamos Financial Services LLC
                                                                              and its predecessor("CFS"); Director,
                                                                              CAM


TRUSTEES WHO ARE NOT INTERESTED PERSONS OF THE TRUST:


                                                                 PORTFOLIOS            PRINCIPAL OCCUPATION(S)
       NAME AND AGE               POSITION(S) WITH TRUST          OVERSEEN             AND OTHER DIRECTORSHIPS
       ------------         ----------------------------------   ----------   ----------------------------------------
Joe F. Hanauer, 69          Trustee (since 2001)                     18       Private investor; Director, MAF Bancorp
                                                                              (bank holding company); Chairman and
                                                                              Director, Move, Inc., (internet provider
                                                                              of real estate information and
                                                                              products); Director, Combined
                                                                              Investments, L.P. (investment
                                                                              management)

Weston W. Marsh, 56          Trustee (since 2002)                    18       Of Counsel and, prior thereto, Partner,
                                                                              Freeborn & Peters (law firm)

John E. Neal, 57             Trustee (since 2001)                    18       Private investor; Managing Director,
                                                                              Banc One Capital Markets, Inc.
                                                                              (investment banking) (2000-2004);
                                                                              Director, Focused Health Services
                                                                              (private disease management company),
                                                                              Equity Residential (publicly-owned
                                                                              REIT), Ranir LLC (oral products company)
                                                                              and CBA Commercial (commercial mortgage
                                                                              securitization company); Partner,
                                                                              Private Perfumery LLC (private label
                                                                              perfume company) and Linden LLC (health
                                                                              care private equity)

William R. Rybak, 56         Trustee (since 2002)                    18       Private investor; formerly Executive
                                                                              Vice President and Chief Financial
                                                                              Officer, Van Kampen Investments, Inc.
                                                                              and subsidiaries (investment manager);
                                                                              Director, Howe Barnes Hoefer Arnett,
                                                                              Inc. (investment services firm) and
                                                                              PrivateBancorp, Inc. (bank holding
                                                                              company); Trustee, JNL Series Trust, JNL
                                                                              Investors Series Trust, JNL Variable
                                                                              Fund LLC and JNLNY Variable Fund I LLC**

Stephen B. Timbers, 62      Trustee (since 2004);                    18       Private investor; formerly Vice
                            Lead Independent Trustee                          Chairman, Northern Trust Corporation
                            (since 2005)                                      (bank holding company); formerly
                                                                              President and Chief Executive Officer,
                                                                              Northern Trust Investments, N.A.
                                                                              (investment manager); formerly
                                                                              President, Northern Trust Global
                                                                              Investments, a division of Northern
                                                                              Trust Corporation and Executive Vice
                                                                              President, The Northern Trust
                                                                              Corporation; formerly, Director,
                                                                              Northern Trust Securities, Inc.

David D. Tripple, 63         Trustee (since 2006)                     18      Private investor; Trustee, Century
                                                                              Shares Trust and Century Small Cap
                                                                              Select Fund***


----------
* Mr. Calamos is an "interested person" of the Trust as defined in the 1940 Act because he is an affiliate of Calamos Advisors and Calamos Financial Services LLC.

**   Overseeing 91 portfolios in fund complex.

***  Overseeing two portfolios in fund complex.


     The address of each trustee is 2020 Calamos Court, Naperville, Illinois 60563.



     OFFICERS. The preceding table gives information about John P. Calamos, Sr., who is president of the Trust. The following table sets forth each other officer's name, age at May 31, 2007, position with the Trust and date first appointed to that position, and principal occupation(s) during the past five years. Each officer serves until his or her successor is chosen and qualified or until his or her resignation or removal by the board of trustees.



       NAME AND AGE               POSITION(S) WITH TRUST              PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
       ------------         ----------------------------------   -----------------------------------------------------
Nimish S. Bhatt, 43         Treasurer (since 2004)               Senior Vice President and Director of Operations,
                                                                 CAM, CHLLC, Calamos Advisors and CFS (since 2004);
                                                                 Senior Vice President, Alternative Investments and
                                                                 Tax Services, The BISYS Group, Inc., prior thereto

Nick P. Calamos, 45*        Vice President (since 1992)          Senior Executive Vice President and Co-Chief
                                                                 Investment Officer, CAM, CHLLC, Calamos Advisors and
                                                                 CFS

Patrick H. Dudasik, 52      Vice President (since 2001)          Executive Vice President, Chief Financial Officer
                                                                 and Treasurer, CAM and CHLLC (since 2004), Calamos
                                                                 Advisors and CFS (since 2001); Chief Operating
                                                                 Officer, CAM, CHLLC and CFS (since 2007);
                                                                 Administrative Officer, CAM and CHLLC (2004-2005),
                                                                 Calamos Advisors and CFS (2001-2005)

James S. Hamman, Jr., 37    Secretary (since 1998)               Executive Vice President, Secretary and General
                                                                 Counsel, CAM, CHLLC, Calamos Advisors and CFS; Chief
                                                                 Compliance Officer of the Trust (2004-2005)

Mark J. Mickey, 56          Chief Compliance Officer             Chief Compliance Officer, Calamos Funds (since 2005)
                            (since 2005)                         and Chief Compliance Officer, Calamos Advisors
                                                                 (2005-2006); Director of Risk Assessment and Internal
                                                                 Audit, Calamos Advisors (2003-2005); President, Mark
                                                                 Mickey Consulting (2002-2003)


----------

* Nick P. Calamos resigned from the board of trustees effective June 28, 2006.


The address of each officer is 2020 Calamos Court, Naperville, Illinois 60563.

     COMMITTEES OF THE BOARD OF TRUSTEES. The Trust's board of trustees currently has six standing committees:

days after the end of such quarter. Any non-public disclosure to rating or ranking agencies shall be made subject to a duty of confidentiality, including a duty not to trade on non-public information. As of May 31, 2007, the following rating or ranking agencies are provided portfolio security holdings information in connection with the above procedures: S&P, Morningstar, Lipper, Bloomberg LP, Thompson Financial Group, LLC, Vickers Stock Research Corporation, and CapitalBridge, Inc.



Disclosure to Third Parties. Portfolio security holdings may be disclosed more frequently than described above to third parties, with little or no lag time, when a Fund has a legitimate business purpose for doing so. The frequency and lag time of such disclosure is based upon each party's need for the information. Third parties include, but are not limited to, each Fund's investment adviser, principal underwriter, custodian, transfer agent, administrator, fund accounting agent, financial accounting agent, independent auditors, attorneys or such other selected third parties. As of May 31, 2007, the following parties receive non-public portfolio security holdings disclosure: Calamos Advisors, CFS, State Street Bank & Trust Company, The Bank of New York Company, Inc., US Bancorp Fund Services LLC, Deloitte & Touche LLP, Wall Street Concepts, Inc., and Bell, Boyd & Lloyd LLP. The third parties have a duty to keep the Funds' non-public information confidential either through written contractual arrangements with the Funds or Calamos Advisors, or by the nature of their fiduciary duty with respect to the Funds, which includes a duty of confidentiality and a duty to refrain from trading on non-public information.


The Funds may be harmed if the service providers breach any non-contractual duty to keep the Funds' non-public information confidential as the Funds may have no contractual remedies or recourse against such breaching parties.

In certain circumstances, Calamos Advisors may disclose portfolio security holdings information on an accelerated basis (prior to disclosure of the information to the public) and outside of an ongoing arrangement, with the authorization of Calamos Advisors' General Counsel or the Trust's Chief Compliance Officer, when a legitimate business purpose exists for disclosing such information. For example, from time to time Calamos Advisors may receive requests for proposals (RFPs) from consultants or potential clients that request information about a Fund's holdings prior to disclosure of the information to the public. As long as such requests are on a one-time basis, and do not result in continued receipt of data, such information may be provided in the RFP as of the most recent month end regardless of lag time. Such information will be provided with a confidentiality legend and only in cases where Calamos Advisors has reason to believe that the data will be used only for legitimate business purposes and not for trading.

In addition, the Funds, Calamos Advisors, CFS and the Funds' administrator and custodian may, for legitimate business purposes within the scope of their duties and responsibilities, disclose portfolio security holdings (whether a complete list of portfolio security holdings or a subset thereof) and other positions comprising the Funds' assets to one or more broker-dealers or foreign custodians during the course of, or in connection with, normal day-to-day securities and derivative transactions with or through such broker-dealers or foreign custodians, subject to such broker-dealer's obligation and/or foreign custodian's fiduciary duty not to disclose or use material, non-public information concerning the Funds' portfolio security holdings without the consent of the Funds or their agents. Any such disclosure must be approved in writing by Calamos Advisors' General Counsel or, in his absence, the Trust's Chief Compliance Officer.

Disclosures required by Applicable Law. The Funds, Calamos Advisors and CFS may disclose portfolio security holdings information of the Funds as may be required by applicable law, rule, regulation or court order. Any officer of the Funds, Calamos Advisors or CFS is authorized to disclose portfolio security holdings pursuant to these policies and procedures.

As part of the Funds' compliance program under Rule 38a-1 under the 1940 Act, the Trust's Chief Compliance Officer periodically will review or cause to be reviewed portfolio security holding disclosures in order to seek compliance with these policies and procedures. The board of trustees will oversee disclosures through the reporting of the Chief Compliance Officer.

The Funds, Calamos Advisors and CFS do not receive compensation or other consideration for the disclosure of portfolio security holdings.

                          INVESTMENT ADVISORY SERVICES

     Investment management and certain other services are provided to the Trust by Calamos Advisors pursuant to a Management Agreement (the "Management Agreement") dated August 1, 2000. Calamos Advisors also furnishes office space, equipment and management personnel to the Trust. For more information, see the prospectus under "Who manages the Funds?"

     Each Fund, except Multi-Fund Blend, pays Calamos Advisors a fee based on its average daily net assets that is accrued daily and paid on a monthly basis. Growth Fund pays a fee on its average daily net assets at the annual rate of 1.00% on the first $500 million, 0.90% on the next $500 million, 0.80% on the next $5 billion (over $1 billion to $6 billion), 0.78% on the next $5 billion (over $6 billion to $11 billion), 0.76% on the next $5 billion (over $11 billion to $16 billion), 0.74% on the next $5 billion (over $16 billion to $21 billion), 0.72% on the next $5 billion (over $21 billion to $26 billion) and 0.70% on average daily net assets in excess of $26 billion. Each of Growth and Income Fund, Convertible Fund, Market Neutral Income Fund and High Yield Fund pays a fee on its average daily net assets is at the annual rate of 0.75% on the first $500 million, 0.70% on the next $500 million, and 0.65% on average daily net assets in excess of $1 billion.

     Each of Global Growth and Income Fund, Blue Chip Fund and Value Fund pays a fee on its average daily net assets at the annual rate of 1.00% on the first $500 million, 0.95% on the next $500 million, 0.90% on the next $5 billion (over $1 billion to $6 billion), 0.88% on the next $5 billion (over $6 billion to $11 billion), 0.86% on the next $5 billion (over $11 billion to $16 billion), 0.84% on the next $5 billion (over $16 billion to $21 billion), 0.82% on the next $5 billion (over $21 billion to $26 billion), and 0.80% on average daily net assets in excess of $26 billion.


     Total Return Bond Fund pays a fee on its average daily net assets at the annual rate of 0.55% on the first $500 million, 0.53% on the next $500 million, 0.51% on the next $5 billion (over $1 billion to $6 billion), 0.49% on the next $5 billion (over $6 billion to $11 billion), 0.48% on the next $5 billion (over $11 billion to $16 billion), 0.47% on the next $5 billion (over $16 billion to $21 billion), 0.46% on the next $5 billion (over $21 billion to $26 billion), and 0.45% on average daily net assets in excess of $26 billion.


     Each of International Growth Fund and Global Equity Fund pays a base fee, subject to possible adjustment based on the Fund's performance, as described in the prospectuses for those Funds. The base fee is at the annual rate of 1.00% on the first $500 million, 0.95% on the next $500 million, 0.90% on the next $5 billion (over $1 billion to $6 billion), 0.88% on the next $5 billion (over $6 billion to $11 billion), 0.86% on the next $5 billion (over $11 billion to $16 billion), 0.84% on the next $5 billion (over $16 billion to $21 billion), 0.82% on the next $5 billion (over $21 billion to $26 billion), and 0.80% on average daily net assets in excess of $26 billion. For International Growth Fund, the performance adjustment equally increases or decreases the fee, on a monthly basis, by 1/12 of 0.03% of the Fund's average daily net assets over the performance measurement period for each full 1% increment amount by which the Fund outperforms or underperforms the MSCI EAFE Growth Index (the "Growth Index") over the performance measurement period on an annualized basis, respectively. For Global Equity Fund, the performance adjustment equally increases or decreases the fee, on a monthly basis, by 1/12 of 0.03% of the Fund's average daily net assets over the performance measurement period for each full 1% increment amount by which the Fund outperforms or underperforms the MSCI World Index (the "World Index") over the performance measurement period on an annualized basis, respectively.

     If the board of trustees determines that another index is appropriate for International Growth Fund or Global Equity Fund, it may designate a successor index to be substituted, subject to approval by shareholders.

     The performance measurement period for International Growth Fund began at the start of the first full month of operation (April 1, 2005) and will eventually include the trailing 36 months. Prior to March 1, 2006, only the base fee was payable, and there was no performance adjustment. Commencing in March 2006, the base fee was subject to adjustment based on the performance of the Fund's Class A shares relative to that of the Growth Index over the 12 calendar months ended March 31, 2006. For each succeeding month through March 2008 the period over which the performance measurement period will increase by one month, and thereafter the performance measurement period will be the trailing 36 months. The performance measurement period for Global Equity Fund will commence at the beginning of its first full month of operation and will eventually include 36 months. Starting with the twelfth month, the performance adjustment takes effect. For each month subsequent to the twelfth month, a new month is added to the performance measurement period until the performance measurement period includes 36 months. Thereafter, the performance measurement period consists of the most recent month plus the previous 35 months.

     The performance comparison is made at the end of each month. The maximum annualized performance adjustment rate for each of International Growth Fund and Global Equity Fund is +/-0.30% of such Fund's average daily net assets over the performance measurement period. The performance adjustment rate is divided by 12 and multiplied by the Fund's average daily net assets over the performance measurement period, and the resulting dollar amount is then added to or subtracted from the base fee. Calamos Advisors may receive a positive performance adjustment even if the Fund has a negative return over a performance measurement period if it otherwise outperforms its respective Index during that period.

     The investment performance of each of International Growth Fund and Global Equity Fund will be the sum of: (1) the change in such Fund's net asset value ("NAV") per Class A share during the performance measurement period; plus (2) the value of such Fund's cash distributions per share accumulated to the end of the performance measurement period; plus (3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the performance measurement period; expressed as a percentage of such Fund's NAV per Class A share at the beginning of the performance measurement period. For this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in shares of the Fund at the NAV in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

     The use of the name "Calamos" in the name of the Trust and in the names of the Funds are pursuant to licenses granted by Calamos Advisors, and the Trust has agreed to change the names to remove those references if Calamos Advisors ceases to act as investment adviser to the Funds.

EXPENSES

     Subject to the expense limitations described below, the Funds pay all their own operating expenses that are not specifically assumed by Calamos Advisors, including (i) fees of Calamos Advisors; (ii) interest, taxes and any governmental filing fees; (iii) compensation and expenses of the trustees, other than those who are interested persons of the Trust, Calamos Advisors or CFS;
(iv) legal, audit, custodial and transfer agency fees and expenses; (v) fees and expenses related to the Funds' organization and registration and qualification of the Funds and their shares under federal and state securities laws; (vi) expenses of printing and mailing reports, notices and proxy material to shareholders, and expenses incidental to meetings of shareholders; (vii) expenses of preparing prospectuses and of printing and distributing them to existing shareholders; (viii) insurance premiums; (ix) litigation and indemnification expenses and other extraordinary expenses not incurred in the normal course of the business of the Trust; (x) distribution expenses pursuant to the Funds' Distribution Plans; and (xi) brokerage commissions and other transaction-related costs.

     Calamos Advisors has contractually undertaken to limit the annual operating expenses of each class of shares of each Fund other than Multi-Fund Blend through February 29, 2008, and the other expenses of each class of shares of Multi-Fund Blend through August 31, 2007, in excess of certain limits. For purposes of this agreement, operating expenses do not include dividends on short positions.

                           TEAM APPROACH TO MANAGEMENT

     CALAMOS ADVISORS employs a team approach to portfolio management, with teams comprised generally of the Co-Chief Investment Officers (the "Co-CIOs"), senior strategy analysts, intermediate analysts and junior analysts. The Co-CIOs, directors and senior strategy analysts are supported by and lead a team of investment professionals whose valuable contributions create a synergy of expertise that can be applied across many different investment strategies. John
P. Calamos, Sr., Co-CIO of CALAMOS ADVISORS, generally focuses on the top-down approach of diversification by industry sector and macro-level investment themes. Nick P. Calamos, Co-CIO of CALAMOS ADVISORS, also focuses on the top-down approach of diversification by industry sector and macro-level investment themes and, in addition, focuses on the bottom-up approach and corresponding research and analysis. John P. Calamos, Jr., John Hillenbrand, Steve Klouda, Jeff Scudieri and Jon Vacko are each senior strategy analysts, and Matthew Toms is Director of Fixed Income. The Co-CIOs, directors and senior strategy analysts are referred to collectively as "Team Leaders."

     The Team Leaders also have responsibility for the day-to-day management of accounts other than the Funds. Information regarding these other accounts for the periods indicated is set forth below.

                                              NUMBER OF OTHER ACCOUNTS MANAGED AND
                                         ASSETS BY ACCOUNT TYPE AS OF OCTOBER 31, 2006
                       ---------------------------------------------------------------------------------
                               REGISTERED                 OTHER POOLED
                               INVESTMENT                  INVESTMENT                    OTHER
                                COMPANIES                   VEHICLES                   ACCOUNTS
                       --------------------------   -----------------------   --------------------------
TEAM LEADER            ACCOUNTS        ASSETS       ACCOUNTS      ASSETS      ACCOUNTS        ASSETS
-----------------      --------   ---------------   --------   ------------   --------   ---------------
John P. Calamos, Sr.      19      $34,265,733,500       3      $157,150,982    24,107    $11,411,070,978
Nick P. Calamos           19       34,265,733,500       3       157,150,982    24,107     11,411,070,978
John P. Calamos, Jr.       7       19,069,780,820       2        95,215,600    24,107     11,411,070,978
John Hillenbrand          18       33,391,823,326       2       144,807,710    24,107     11,411,070,978
Steve Klouda              18       33,391,823,326       2       144,807,710    24,107     11,411,070,978
Jeff Scudieri             18       33,391,823,326       2       144,807,710    24,107     11,411,070,978
Matthew Toms*              1          543,790,015       0                 0         0                  0
Jon Vacko                 18       33,391,823,326       2       144,807,710    24,107     11,411,070,978

----------
*   Information for Matthew Toms is presented as of May 31, 2007.

                                   NUMBER OF ACCOUNTS AND ASSETS FOR WHICH ADVISORY
                                   FEE IS PERFORMANCE BASED AS OF OCTOBER 31, 2006
                       ------------------------------------------------------------------------
                              REGISTERED              OTHER POOLED
                              INVESTMENT               INVESTMENT                 OTHER
                              COMPANIES                 VEHICLES                 ACCOUNTS
                       -----------------------   ----------------------   ---------------------
TEAM LEADER            ACCOUNTS      ASSETS      ACCOUNTS      ASSETS     ACCOUNTS     ASSETS
-----------------      --------   ------------   --------   -----------   --------   ----------
John P. Calamos, Sr.        1     $298,895,958       2      $95,215,600       1      $9,326,764
Nick P. Calamos             1      298,895,958       2       95,215,600       1       9,326,764
John P. Calamos, Jr.     None             None       2       95,215,600       1       9,326,764
John Hillenbrand            1      298,895,958       1       82,872,327       1       9,326,764
Steve Klouda                1      298,895,958       1       82,872,327       1       9,326,764
Jeff Scudieri               1      298,895,958       1       82,872,327       1       9,326,764
Matthew Toms*               0                0       0                0       0               0
Jon Vacko                   1      298,895,958       1       82,872,327       1       9,326,764

----------
*   Information for Matthew Toms is presented as of May 31, 2007.

     The Funds' Team Leaders are responsible for managing both the Funds and other accounts, including separate accounts and unregistered funds.

     Other than potential conflicts between investment strategies, the side-by-side management of both the Funds and other accounts may raise potential conflicts of interest due to the interest held by Calamos Advisors in an account and certain trading practices used by the portfolio managers (e.g., cross trades between a Fund and another account and allocation of aggregated trades). Calamos Advisors has developed policies and procedures reasonably designed to mitigate those conflicts. For example, Calamos Advisors will only place cross-trades in securities held by the Funds in accordance with the rules promulgated under the 1940 Act and has adopted policies designed to ensure the fair allocation of securities purchased on an aggregated basis. The allocation methodology employed by Calamos Advisors varies depending on the type of securities sought to be bought or sold and the type of client or group of clients. Generally, however, orders are placed first for those clients that have given Calamos Advisors brokerage discretion (including the ability to step out a portion of trades), and then to clients that have directed Calamos Advisors to execute trades through a specific broker. However, if the directed broker allows Calamos Advisors to execute with other brokerage firms, which then book the transaction directly with the directed broker, the order will be placed as if the client had given Calamos Advisors full brokerage discretion. Calamos Advisors and its affiliates frequently use a "rotational" method of placing and aggregating client orders and will build and fill a position for a designated client or group of clients before placing orders for other clients.

     A client account may not receive an allocation of an order if: (a) the client would receive an unmarketable amount of securities based on account size;
(b) the client has precluded Calamos Advisors from using a particular broker;
(c) the cash balance in the client account will be insufficient to pay for the securities allocated to it at settlement; (d) current portfolio attributes make an allocation inappropriate; and (e) account specific guidelines, objectives and other account specific factors make an allocation inappropriate. Allocation methodology may be modified when strict adherence to the usual allocation is impractical or leads to inefficient or undesirable results. Calamos Advisors' head trader must approve each instance that the usual allocation methodology is not followed and provide a reasonable basis for such instances and all modifications must be reported in writing to the Director of Compliance on a monthly basis.


     Investment opportunities for which there is limited availability generally are allocated among participating client accounts pursuant to an objective methodology (i.e., either on a pro rata basis or using a rotational method, as described above). However, in some instances, Calamos Advisors may consider subjective elements in attempting to allocate a trade, in which case a Fund may not participate, or may participate to a lesser degree than other clients, in the allocation of an investment opportunity. In considering subjective criteria when allocating trades, Calamos Advisors is bound by its fiduciary duty to its clients to treat all client accounts fairly and equitably.


     The Team Leaders advise certain accounts under a performance fee arrangement. A performance fee arrangement may create an incentive for a Team Leader to make investments that are riskier or more speculative than would be the case in the absence of performance fees. A performance fee arrangement may result in increased compensation to the Team Leaders from such accounts due to unrealized appreciation as well as realized gains in the client's account.

     As of October 31, 2006, Team Leaders John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr. receive all of their compensation from Calamos Asset Management, Inc. Each has entered into employment agreements that provide for compensation in the form of an annual base salary and a discretionary target bonus, each payable in cash. Their discretionary target bonus is set at a percentage of the respective base salary, ranging from 300% to 600%, with a maximum annual bonus opportunity of 150% of the target bonus. Also, due to the ownership and executive management positions with Calamos Advisors and its parent company, additional multiple corporate objectives are utilized to determine the discretionary target bonus for John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr. For 2006, the additional corporate objectives were: marketing effectiveness, as measured by redemption rate compared to an absolute target; advisory fee revenues, measured by growth in revenues; operating efficiencies, as measured by operating margin percentage compared to a ranking of the top operating margins of companies in the industry; and stock price performance.

     As of October 31, 2006, John Hillenbrand, Steve Klouda, Jeff Scudieri and Jon Vacko, and, as of May 31, 2007, Matthew Toms, receive all of their compensation from Calamos Advisors. They each receive compensation in the form of an annual base salary and a discretionary target bonus, each payable in cash. Their discretionary target bonus is set at a percentage of the respective base salary.

     The amounts paid to all Team Leaders and the criteria utilized to determine the amounts are benchmarked against industry specific data provided by third party analytical agencies. The Team Leaders' compensation structure does not differentiate between the Funds and other accounts managed by the Team Leaders, and is determined on an overall basis, taking into consideration the performance of the various strategies managed by the Team Leaders. Portfolio performance, as measured by risk-adjusted portfolio performance, is utilized to determine the discretionary target bonus, as well as overall performance of Calamos Advisors.

     All Team Leaders are eligible to receive annual equity awards under a long term incentive compensation program. With respect to John P. Calamos, Sr., Nick
P. Calamos and John P. Calamos, Jr., the target annual equity awards are set at a percentage of base salary. With respect to John Hillenbrand, Steve Klouda, Jeff Scudieri, Matthew Toms and Jon Vacko, the target annual equity awards are each set at a percentage of the respective base salaries.

     Historically, the annual equity awards granted under the long-term incentive compensation program have been comprised of stock options and restricted stock units. The stock options and restricted stock units issued to date have vested annually in one-third installments beginning in the fourth year after the grant date and each award has been subject to accelerated vesting under certain conditions. Unless terminated early, the stock options have a ten-year term.

     At October 31, 2006, each Team Leader beneficially owned (as determined pursuant to Rule 16a-1(a)(2) under the 1934 Act) shares of the respective Funds having values within the indicated dollar ranges.

                                                                                                GLOBAL GROWTH AND
                            GROWTH FUND          BLUE CHIP FUND             VALUE FUND             INCOME FUND
                       --------------------   --------------------   ----------------------   --------------------
John P. Calamos, Sr.      Over $1,000,000        Over $1,000,000         Over $1,000,000         Over $1,000,000
Nick P. Calamos           Over $1,000,000        Over $1,000,000         Over $1,000,000         Over $1,000,000
John P. Calamos, Jr.      Over $1,000,000        Over $1,000,000     $500,001 to $1,000,000      Over $1,000,000
John Hillenbrand        $10,001 to $50,000            None             $10,001 to $50,000      $10,001 to $50,000
Steve Klouda           $100,001 to $500,000   $100,001 to $500,000    $100,001 to $500,000     $10,001 to $50,000
Jeff Scudieri          $100,001 to $500,000    $50,001 to $100,000    $100,001 to $500,000    $100,001 to $500,000
Matthew Toms**                 None                   None                    None                  $1 to $10,000
Jon Vacko              $100,001 to $500,000    $50,001 to $100,000     $50,001 to $100,000     $10,001 to $50,000

                         GROWTH AND INCOME    INTERNATIONAL GROWTH
                               FUND                   FUND              HIGH YIELD FUND        CONVERTIBLE FUND
                       --------------------   --------------------   ---------------------   --------------------
John P. Calamos, Sr.      Over $1,000,000        Over $1,000,000        Over $1,000,000         Over $1,000,000
Nick P. Calamos           Over $1,000,000      $10,001 to $50,000       Over $1,000,000      $100,001 to $500,000
John P. Calamos, Jr.      Over $1,000,000     $100,001 to $500,000    $100,001 to $500,000   $100,001 to $500,000
John Hillenbrand        $10,001 to $50,000            None             $10,001 to $50,000            None
Steve Klouda           $100,001 to $500,000    $10,001 to $50,000             None                   None
Jeff Scudieri          $100,001 to $500,000    $50,001 to $100,000     $10,001 to $50,000            None
Matthew Toms**                 None                 $1 to $10,000             None                 $1 to $10,000
Jon Vacko               $50,001 to $100,000    $50,001 to $100,000     $10,001 to $50,000            None

                          MARKET NEUTRAL
                           INCOME FUND        MULTI-FUND BLEND   GLOBAL EQUITY FUND*   TOTAL RETURN BOND FUND*
                       --------------------   ----------------   -------------------   ------------------------
John P. Calamos, Sr.           None                 None                 N/A                      N/A
Nick P. Calamos                None                 None                 N/A                      N/A
John P. Calamos, Jr.   $100,001 to $500,000         None                 N/A                      N/A
John Hillenbrand        $10,001 to $50,000          None                 N/A                      N/A
Steve Klouda                   None                 None                 N/A                      N/A
Jeff Scudieri           $10,001 to $50,000          None                 N/A                      N/A
Matthew Toms**               $1 to $10,000          None                 None                     N/A
Jon Vacko                      None                 None                 N/A                      N/A



----------
* As of October 31, 2006, neither Global Equity Fund nor Total Return Bond Fund had commenced operation.


**  Information for Matthew Toms is presented as of May 31, 2007.

                                DISTRIBUTION PLAN

     The Trust has adopted a plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan"), whereby Class A shares, Class B shares, Class C shares and Class R shares of each Fund pay to CFS service and distribution fees as described in the prospectus. No distribution or service fees are paid with respect to Class I shares. CFS may use the amount of such fees to defray the costs of commissions and service fees paid to broker-dealers and other financial intermediaries whose customers invest in shares of the Funds and for other purposes.

     The Trust's board of trustees has determined that the Plan could be a significant factor in the growth and retention of Fund assets, resulting in a more advantageous expense ratio and increased investment flexibility, which could benefit each class of Fund shareholders. A cash flow from sales of shares may enable a Fund to meet shareholder redemptions without having to liquidate portfolio securities and to take advantage of buying opportunities without having to make unwarranted liquidations of portfolio securities. The board also considered that continuing growth in the Funds' size would be in the shareholders' best interests because increased size would allow the Funds to realize certain economies of scale in their operations and would likely reduce the proportionate share of expenses borne by each shareholder. Even in the case of a Fund that is closed to new investors, the payment of ongoing compensation to a financial intermediary for providing services to its customers based on the value of their Fund shares is likely to provide the shareholders with valuable services and to benefit the Fund by promoting shareholder retention and reduced redemptions. The board of trustees therefore determined that it would benefit the Fund to have monies available for the direct distribution and service activities of CFS, as the Funds' distributor, in promoting the continuous sale of the Funds' shares. The board of trustees, including the non-interested trustees, concluded, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Funds and their shareholders.

     The Plan has been approved by the board of trustees, including all of the trustees who are non-interested persons as defined in the 1940 Act. The substance of the Plan has also been approved by the vote of a majority of the outstanding shares of each Fund. The Plan must be reviewed annually by the board of trustees and may be continued from year to year by vote of the board, including a majority of the trustees who are non-interested persons of the Funds and who have no direct or indirect financial interest in the Plan's operation ("non-interested trustees"), cast in person at a meeting called for that purpose. It is also required that the selection and nomination of non-interested trustees be done by non-interested trustees. The Plan may be terminated at any time, without any penalty, by such trustees, by any act that terminates the distribution agreement between the Trust and CFS, or, as to the Fund, by vote of a majority of the Fund's outstanding shares.

     The Plan may not be amended as to any class of shares of any Fund to increase materially the amount spent for distribution or service expenses or in any other material way without approval by a majority of the outstanding shares of the affected class, and all such material amendments to the Plan must also be approved by the non-interested trustees, in person, at a meeting called for the purpose of voting on any such amendment.

* On an investment of $1,000,000 or more, CFS from its own resources pays the selling dealer a commission of .50% of the amount of the investment. On an investment of $1,000,000 or more without a sales charge, you will pay a contingent deferred sales charge of .50% on shares that are sold within two years after purchase, excluding shares purchased from the reinvestment of dividends or capital gains distributions.

     Each Fund receives the entire net asset value of all of its shares sold. CFS, the Funds' principal underwriter, retains the sales charge on sales of Class A shares from which it allows discounts from the applicable public offering price to investment dealers. The normal discount to dealers is set forth in the table above. Upon notice to all dealers with whom it has sales agreements, CFS may allow up to the full applicable sales charge, as shown in the above table, during periods and for transactions specified in such notice and such reallowances may be based upon attainment of minimum sales levels. Dealers who receive 90% or more of the sales charge may be deemed to be underwriters under the Securities Act. CFS retains the entire amount of any deferred sales charge on Class C shares redeemed within one year of purchase. CFS may from time to time conduct promotional campaigns in which incentives would be offered to dealers meeting or exceeding stated target sales of shares of a Fund. The cost of any such promotional campaign, including any incentives offered, would be borne entirely by CFS and would have no effect on either the public offering price of Fund shares or the percentage of the public offering price retained by the selling dealer.

     CFS compensates firms for sales of Class B shares at the time of sale at a commission rate of up to 4.00% of the amount of Class B shares purchased. CFS is compensated by each Fund for services as distributor and principal underwriter for Class B shares. Class B shares of a Fund will automatically convert to Class A shares of the same Fund eight years after issuance on the basis of the relative net asset value per share. The purpose of the conversion feature is to relieve holders of Class B shares from the 12b-1 fee when they have been outstanding long enough for CFS to have been compensated for distribution related expenses. For purposes of conversion to Class A shares, shares purchased through the reinvestment of dividends and other distributions paid with respect to Class B shares in a shareholder's Fund account will be converted to Class A shares on a pro rata basis.

     CFS has the exclusive right to distribute shares of the Funds through affiliated and unaffiliated dealers on a continuous basis. The obligation of CFS is an agency or "best efforts" arrangement, which does not obligate CFS to sell any stated number of shares.

     In connection with the exchange privilege (described in the prospectus under "How can I buy shares? - By Exchange"), CFS acts as a service organization for the Prime Obligations Fund, which is a portfolio of First American Funds. CFS receives compensation from the Prime Obligations Fund, through the Prime Obligations Fund's 12b-1 Plan, for distribution services provided to the Fund.

                          OTHER COMPENSATION TO DEALERS

     CFS or its affiliates are currently subject to supplemental compensation payment requests by certain securities broker-dealers, banks or other intermediaries, including third party administrators of qualified plans (individually, an "Intermediary" and collectively, "Intermediaries"). CFS or its affiliates may make payments to Intermediaries, among other things, to help defray the costs incurred by qualifying Intermediaries in connection with efforts to educate financial advisers about the Funds so they can make recommendations and provide services that are suitable and meet shareholder needs, to access Intermediaries' representatives, to obtain marketing support and other specified services. CFS or its affiliates may make these payments, at their discretion and expense, to Intermediaries who have sold Fund shares.

     The level of payments made to a qualifying Intermediary in any given year with respect to Fund shares held by the Intermediary's customers will vary, but in no case will exceed the sum of (a) .25% of the prior 12 month period's sales of Fund shares by that Intermediary and (b) .12% of the average daily value of Fund shares held by customers of that Intermediary during the period. A number of factors will be considered in determining whether CFS or its affiliates will make the requested payments, including the qualifying Intermediary's sales, assets and redemption rates, and the quality of the Intermediary's services.


     As of May 31, 2007, the Intermediaries that CFS or its affiliates anticipate will receive additional compensation are: A.G. Edwards & Sons, Inc., Charles Schwab & Co., Inc., Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley DW, Inc., National Financial Services, Raymond James and Associates, Inc., UBS Financial Services, Inc., and Wachovia Securities LLC. CFS or its affiliates may enter into arrangements or change or discontinue arrangements with Intermediaries at any time without notice.


     These payments may provide Intermediaries with an incentive to favor shares of the Funds over sales of shares of other mutual funds or non-mutual fund investments. You may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Fund shares and you should discuss this matter with your Intermediary and its representatives. The Funds may utilize an Intermediary that offers and sells shares of the Funds to execute portfolio transactions for

                              CERTAIN SHAREHOLDERS


     The following table shows the only persons known to own beneficially (as determined in accordance with Rule 13d-3 under the 1934 Act) 5% or more of the outstanding shares of any Fund at May 31, 2007. Shares of Total Return Bond Fund were not issued before May 31, 2007, and as such are not reflected in the following table.



                                                               PERCENTAGE (%) OF
                                                    NUMBER        OUTSTANDING
SHAREHOLDER                                       OF SHARES   SHARES OF THE FUND
-----------                                       ---------   ------------------
GROWTH FUND - CLASS A

Prudential Investment Management Service          20,163,772         11.08%
FBO Mutual Fund Clients
Mail Stop NJ 05-11-20
100 Mulberry Street
3 Gateway Center, 11th Floor
Newark, NJ 07102-4000
(Owned of Record)

Charles Schwab Co.                                17,928,952          9.86
Reinvest Account
101 Montgomery St
San Francisco, CA 94104-4151
(Owned of Record)

Fidelity Investments                              16,302,158          8.96
Institutional Operations Co. Inc.
as agent for Employee
Benefit Plans
100 Magellan Way #KW1C
Covington, KY 41015-1999
(Owned of Record)

Merrill Lynch & Co., Inc.                          9,511,029          5.23
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

GROWTH FUND - CLASS B

Citigroup Global Markets Inc.                      2,953,858         14.46%
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Merrill Lynch & Co., Inc.                          2,442,294         11.95
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC5
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

GROWTH FUND - CLASS C

Merrill Lynch & Co., Inc.                         15,187,311         25.44%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97B60
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)


Citigroup Global Markets Inc.                     14,227,867      23.83
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

GROWTH FUND - CLASS I

NFS LLC FEBO                                         614,191      29.16%
Calamos Holdings LLC
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                         215,218      10.22
John P. Calamos, Sr.
2020 Calamos Court
Naperville, IL 60563-2799
(Owned of Record)

United States Golf Association                       177,702       8.44
77 Liberty Corner Rd
P.O. Box 708
Far Hills, NJ 07931-0708
(Owned of Record)

U.S. Bancorp Investments Inc.                        163,728       7.77
60 Livingston Ave
St. Paul, MN 55107-2292
(Owned of Record)

Calamos Multi-Fund Blend                             152,491       7.24
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

The Northern Trust Company, as Trustee               140,760       6.68
FBO Freescale Semiconductor Inc.
401K Plan
PO Box 92994
Chicago, IL 60675-2994
(Owned of Record)

NFS LLC FEBO                                         135,510       6.43
US Bank
Calamos Asset Management Inc. Retirement Plan
4000 W. Broadway Avenue
BC-MN-H24B
Robbinsdale, MN 55422-2212
(Owned of Record)

SEI Trust Company                                    125,733       5.97
FBO CBWM
Attn.: Mutual Fund Administrator
One Freedom Valley Drive
Oaks, PA 19456
(Owned of Record)

NFS LLC FEBO                                         107,436       5.10
Calamos Family Partners, Inc.
2020 Calamos Court
Naperville, IL 60563-3284
(Owned of Record)


GROWTH FUND - CLASS R
Calamos Holdings LLC                                  1,866      100.00%
Attn.:  Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

BLUE CHIP FUND - CLASS A

NFS LLC FEBO                                      1,052,608          13.08%
Calamos Holdings LLC
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

BLUE CHIP FUND - CLASS B

Merrill Lynch & Co., Inc.                           156,762          24.06%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Morgan Stanley & Co                                  37,361           5.73
Attn.: Mutual Fund Operations
2 Harborside Place, Floor 2
Jersey City, NJ 07311
(Owned of Record)

BLUE CHIP FUND - CLASS C

Merrill Lynch & Co., Inc.                           367,443          33.73%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       230,007          21.11
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

BLUE CHIP FUND - CLASS I

NFS LLC FEBO                                        692,707          45.17%
John P. Calamos Sr.
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                        507,081          32.88
Calamos Family Partners Inc.
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Capinco                                             227,523          17.99
c/o US Bank
PO Box 1787
Milwaukee, WI 53201-1787
(Owned of Record)

BLUE CHIP FUND - CLASS R

Calamos Holdings LLC                                  7,813         100.00%
Attn.:  Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

VALUE FUND - CLASS A

NFS LLC FEBO                                      1,186,538          18.63%
Calamos Holdings LLC
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                     499,050        7.83
Calamos Family Partners Inc.
2020 Calamos Court
Naperville, IL 60563-3284
(Owned of Record)

NFS LLC FEBO                                     341,021        5.35
Kimberly Calamos Revocable Trust
2918 Glenbriar Drive
St. Charles, IL 60174-8835
(Owned of Record)

NFS LLC FEBO                                     322,353        5.06
John P. Calamos Sr.
2020 Calamos Court
Naperville, IL 60563-2799
(Owned of Record)

VALUE FUND - CLASS B

Merrill Lynch & Co., Inc.                         78,041        8.81%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC6
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     48,091        5.43
House Account
Attn.: Peter Booth
333 W. 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

VALUE FUND - CLASS C

Citigroup Global Markets Inc.                    255,464       21.54%
House Account
Attn.: Peter Booth
333 W. 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Merrill Lynch & Co., Inc.                        139,318       11.75
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC6
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

VALUE FUND - CLASS I

Calamos Multi-Fund Blend                         653,585       61.70%
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Capinco                                          311,926       29.45
c/o US Bank
PO Box 1787
Milwaukee, WI 53201-1787
(Owned of Record)

NFS LLC FEBO                                         93,720                8.85
US Bank
Calamos Asset Management Inc. Retirement Plan
4000 W. Broadway Ave.
BC-MN-H24B
Robbinsdale, MN 55422-2212
(Owned of Record)

VALUE FUND - CLASS R                                  7,587              100.00%

Calamos Holdings LLC
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

INTERNATIONAL GROWTH FUND - CLASS A

NFS LLC FEBO                                      2,528,819               18.89%
Calamos Holdings LLC
2020 Calamos Court
Naperville, IL 60563
(Owned of Record)

Merrill Lynch & Co., Inc.                           962,446                7.19
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

INTERNATIONAL GROWTH FUND - CLASS B

Merrill Lynch & Co., Inc.                           282,259               13.93%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       126,105                6.22
House Account
Attn.: Peter Booth
333 W. 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

INTERNATIONAL GROWTH FUND - CLASS C

Merrill Lynch & Co., Inc.                         1,337,286               29.08%
For the Sole Benefit of its Customers
Attn: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       663,770               14.43
House Account
Attn.: Peter Booth
333 W. 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Morgan Stanley & Co.                                261,690                5.69
Attn: Mutual Fund Operations
2 Harborside Pl, 2nd Floor
Jersey City, NJ 07311
(Owned of Record)

INTERNATIONAL GROWTH FUND - CLASS I

NFS LLC FEBO                                      2,532,845            55.95%
Calamos Family Partners Inc.
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                      1,520,573            33.59
John P. Calamos Sr.
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Capinco                                             284,307             6.28
c/o US Bank
P.O. Box 1787
Milwaukee, WI 53201-1787
(Owned of Record)

INTERNATIONAL GROWTH FUND - CLASS R

Calamos Holdings LLC                                  7,047           100.00%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

GLOBAL GROWTH & INCOME FUND - CLASS A

Merrill Lynch & Co., Inc.                         5,209,500            10.69%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97KT2
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     3,118,491             6.40
House Account
Attn.: Peter Booth
333 W. 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Charles Schwab Co.                                2,834,195             5.82
Reinvest Account
101 Montgomery St.
San Francisco, CA 94104-4151
(Owned of Record)

Prudential Investment Management Service          2,444,118             5.02
FBO Mutual Fund Clients
Mail Stop NJ 5-11-20
100 Mulberry Street
3 Gateway Center, 11th Floor
Newark, NJ 07102-4000
(Owned of Record)

GLOBAL GROWTH & INCOME FUND - CLASS B

Merrill Lynch & Co., Inc.                         1,567,687            21.48%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC5
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     1,167,597            16.00
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

GLOBAL GROWTH & INCOME FUND - CLASS C

Merrill Lynch & Co., Inc.                         9,907,204          30.40%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97KT3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     6,321,136          19.40
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

GLOBAL GROWTH & INCOME FUND - CLASS I

Charles Schwab Co.                                 3,995,455         38.70%
Reinvest Account
101 Montgomery St.
San Francisco, CA 94104-4151
(Owned of Record)

NFS LLC FEBO                                       1,387,678         13.44
John P. Calamos Sr.
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                       1,298,152         12.57
Calamos Holdings LLC
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Calamos Multi-Fund Blend                             831,723          8.06
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Capinco                                              568,359          5.50
c/o US Bank
PO Box 1787
Milwaukee, WI 53201-1787
(Owned of Record)

Union Bank Trust Nominee                             559,189          5.42
FBO Hoffman Employee Retirement
401K Plan Angle
PO Box 85484
San Diego, CA 92186-5484
(Owned of Record)

GLOBAL GROWTH & INCOME FUND - CLASS R

Calamos Holdings LLC                                   9,407        100.00%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

GROWTH & INCOME FUND - CLASS A

Charles Schwab Co.                                15,249,946         15.23%
Reinvest Account
101 Montgomery St.
San Francisco, CA 94104-4151
(Owned of Record)

Citigroup Global Markets Inc.                      7,730,593          7.72
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Merrill Lynch & Co., Inc.                          7,661,546          7.65
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC4
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)


GROWTH & INCOME FUND - CLASS B

Merrill Lynch & Co., Inc.                         4,088,592               20.83%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC5
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     2,786,247               14.20
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

GROWTH & INCOME FUND - CLASS C

Citigroup Global Markets Inc.                    16,021,050               24.63%
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Merrill Lynch & Co., Inc.                        15,925,649               24.49
For the Sole Benefit of its Customers
Attn.: Fund Admin-97KS6
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

GROWTH & INCOME FUND - CLASS I

Strafe & Co. FAO                                    817,183               18.48%
Lakeland Hospital Mutual Fund Account
P.O. Box 160
Westerville, OH 43086-0160
(Owned Beneficially)

NFS LLC FEBO                                        633,025               14.32
Calamos Holdings LLC
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

The Scripps Research Institute                      612,101               13.84
10550 N. Torrey Pines Rd. TPC-16
La Jolla, CA 92037-1000
(Owned Beneficially)

National City Bank TTEE                             577,246               13.06
BHG Long Term Reserve - CAL/Mondrai
Trust Mutual Funds
P.O. Box 94984
Cleveland, OH 44101-4984
(Owned of Record)

U.S. Bancorp Investments Inc.                       546,201               12.35
60 Livingston Ave
St. Paul, MN 55107-2292
(Owned of Record)

Bronson Healthcare Group Retirement Plan            340,839                7.71
National City Bank TTEE
Trust Mutual Funds
P.O. Box 94984
Cleveland, OH 44101-4984
(Owned of Record)

GROWTH & INCOME FUND - CLASS R

Calamos Holdings LLC                                  3,202              100.00%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)



HIGH YIELD FUND - CLASS A

AST Capital Trust Co of DE TTEE                   4,771,015    27.55%
FBO Municipal Employees MF Account
P.O. Box 52129
Phoenix, AZ 85072-2129
(Owned of Record)

FTC & Co                                          2,321,191   13.40
Datalynx
P.O. Box 173736
Denver, CO 80217-3736
(Owned of Record)

Charles Schwab Co.                                1,068,607    6.17
Reinvest Account
101 Montgomery St
San Francisco, CA 94104-4151
(Owned of Record)

HIGH YIELD FUND - CLASS B

Merrill Lynch & Co., Inc.                           694,879   24.08%
For the Sole Benefit of its Customers
Attn.: Fund Admin-9EJB9
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       337,143    11.68
House Account
Attn: Peter Booth
333 W. 34th Street, 7th Floor
New York, NY 10001-2402
(Owned of Record)

HIGH YIELD FUND - CLASS C

Merrill Lynch & Co., Inc.                         1,494,559    30.03%
For the Sole Benefit of its Customers
Attn.: Fund Admin-9EJB9
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       913,983    18.36
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

HIGH YIELD FUND - CLASS I

Capinco                                             118,631    46.28
c/o US Bank
PO Box 1787
Milwaukee, WI 53201-1787
(Owned of Record)

NFS LLC FEBO                                         92,050    35.91
US Bank TTEE
Calamos Asset Management Inc. Retirement Plan
4000 W. Broadway Ave.
BC-MN-H24B
Robbinsdale, MN 55422-2212
(Owned of Record)

Prudential Bank and Trust                            32,138    12.54
Denknatel Pension Plan Trust
Attn: Dina Bassily
80 Livingston Avenue
Roseland, NJ 07068-1733
(Owned of Record)

Calamos Financial Services                           13,523     5.28
FBO Weston W. Marsh
615 Grant Court
Burr Ridge, IL 60527-5381
(Owned of Record)

HIGH YIELD FUND - CLASS R

Calamos Holdings LLC                                  9,329   100.00%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

CONVERTIBLE FUND - CLASS A

Merrill Lynch & Co., Inc.                         2,181,961    13.78%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC5
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Charles Schwab Co.                                1,446,873    9.13
Reinvest Account
101 Montgomery St.
San Francisco, CA 94104-4151
(Owned of Record)

Citigroup Global Markets Inc.                     1,008,803     6.37
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Prudential Investment Management Service          1,008,369     6.37
FBO Mutual Fund Clients
100 Mulberry Street
3 Gateway Center 11th Floor
Mail Stop NJ 05-11-02
Newark, NJ 07102-4061
(Owned of Record)

CONVERTIBLE FUND - CLASS B

Merrill Lynch & Co., Inc.                         2,139,727     35.61%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC5
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       927,958     15.44
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

CONVERTIBLE FUND - CLASS C

Merrill Lynch & Co., Inc.                         5,398,736     38.30%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97G09
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     3,136,970     22.25
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

CONVERTIBLE FUND - CLASS I

La Cross Company                                    486,578     44.75%
For the Benefit of its Customers
P.O. Box 489
La Crosse, WI 54602-0489
(Owned of Record)

Daniel E. Koshland Jr. Trust                        283,126     26.04
Daniel E. Koshland Jr. Charitable
   Remainder UniTrust
U/A DTD Jan. 21, 1996
P.O. Box 7310
Menlo Park, CA 94026-7310
(Owned Beneficially)

Key Bank NA Cust                                  133,626   12.29
FBO ABPFIC-114
P.O. Box 94871
Cleveland, OH 44101-4871
(Owned of Record)

NFS LLC FEBO
US Bank
Calamos Asset Management Inc. Retirement Plan      61,238    5.63
4000 W. Broadway Avenue
BC-MN-H24B
Robbinsdale, MN 55422-2212
(Owned of Record)

CONVERTIBLE FUND - CLASS R

Calamos Holdings LLC                                  5,285    100.00%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

MARKET NEUTRAL INCOME FUND - CLASS A

Charles Schwab Co.                              8,351,640   13.47%
Reinvest Account
101 Montgomery St.
San Francisco, CA 94104-4151
(Owned of Record)

Merrill Lynch & Co., Inc.                       7,334,492   11.83
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC6
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                   5,256,974    8.48
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Prudential Investment Management Service        3,149,968    5.08
FBO Mutual Fund Clients
Mail Stop NJ 05-11-20
100 Mulberry Street
3 Gateway Center 11th Floor
Newark, NJ 07102-4000
(Owned of Record)

MARKET NEUTRAL INCOME FUND - CLASS B

Merrill Lynch & Co., Inc.                         849,804   22.61%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97HC5
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                     398,512   10.60
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

Morgan Stanley DW                                 243,993    6.49
Attn: Mutual Fund Operations
2 Harborside Pl, 2nd Floor
Jersey City, NJ 07311
(Owned of Record)

MARKET NEUTRAL INCOME FUND - CLASS C

Merrill Lynch & Co., Inc.                          10,863,529      34.93%
For the Sole Benefit of its Customers
Attn.: Fund Admin-97KS6
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

Citigroup Global Markets Inc.                       5,669,764      18.23
House Account
Attn.: Peter Booth
333 West 34th Street, Floor 7
New York, NY 10001-2402
(Owned of Record)

MARKET NEUTRAL INCOME FUND - CLASS I

NFS LLC FEBO                                          478,616      28.37%
The Northern Trust Company
P.O. Box 92956
Chicago, IL 60675-2956
(Owned of Record)

US Bank                                               443,591      26.29
FBO Minnesota Power & Affiliated
Master Pension Trust
P.O. Box 1787
Milwaukee, WI 53201-1787
(Owned of Record)

NFS LLC FEBO                                          394,224      23.37
John P. Calamos Sr.
2020 Calamos Court
Naperville, IL 60563-2799
(Owned of Record)

NAP & Co.                                             116,369       6.90
1100 Abernathy Road
500 Northpark, Suite 400
Atlanta, GA 30328-5634
(Owned of Record)

MARKET NEUTRAL INCOME FUND - CLASS R

Calamos Holdings LLC                                    7,827     100.00%
Attn.:  Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

MULTI-FUND BLEND - CLASS B

Merrill Lynch & Co., Inc.                              59,242      17.61%
For the Sole Benefit of its Customers
Attn: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

MULTI-FUND BLEND - CLASS C

Merrill Lynch & Co., Inc.                             105,249      14.30%
For the Sole Benefit of its Customers
Attn: Fund Admin-97HC3
4800 Deer Lake Dr. E., 2nd Floor
Jacksonville, FL 32246-6484
(Owned of Record)

MULTI-FUND BLEND - CLASS I

NFS LLC FEBO                                            3,340      74.22%
US Bank
Calamos Asset Management Inc. Retirement Plan
800 Nicollett Mall
BC-MN-H24I
Minneapolis, MN 55402-7000
(Owned of Record)

Calamos Holdings LLC                                    1,000      21.83
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

MULTI-FUND BLEND - CLASS R

Calamos Holdings LLC                                    8,977     100.00%
Attn.:  Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

GLOBAL EQUITY FUND - CLASS A

Calamos Holdings LLC                             2,600,000                 86.10%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                       279,159                  9.24
John P. Calamos Sr.
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

GLOBAL EQUITY FUND -- CLASS B

Calamos Holdings LLC                               100,000                 75.70%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

GLOBAL EQUITY FUND -- CLASS C

Calamos Holdings LLC                               100,000                 83.83%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Pershing LLC                                         7,930                  6.65
PO Box 2052
Jersey City, NJ 07303-2052

GLOBAL EQUITY FUND - CLASS I

Calamos Holdings LLC                               100,000                 91.68%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

NFS LLC FEBO                                         9,076                  8.32
US Bank
Calamos Asset Management Inc. Retirement Plan
800 Nicollet Mall
BC-MN-H24I
Minneapolis, MN 55402-7000
(Owned of Record)

GLOBAL EQUITY FUND - CLASS R

Calamos Holdings LLC                               100,000                100.00%
Attn.: Corporate Accounting
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

GOVERNMENT MONEY MARKET FUND - CLASS I

Calamos Growth Fund                            254,609,117                 46.72%
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Calamos Growth & Income Fund                    98,756,110                 18.12
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Calamos Market Neutral Income Fund              74,075,414                 13.59
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)

Calamos Convertible & High Income Fund          31,387,330                  5.76
For the Sole Benefit of its Customers
2020 Calamos Court
Naperville, IL 60563-2775
(Owned of Record)



     At May 31, 2007, the trustees and officers of the Trust as a group owned:
16.4% of the outstanding Class I shares of Growth Fund; 10.6% of the outstanding Class A shares of Value Fund; 3.4% of the outstanding Class A shares and 45.3% of the outstanding Class I shares of Blue Chip Fund; 4.0% of the outstanding Class A shares and 14.6% of the outstanding Class I shares of Global Growth and Income Fund; 1.4% of the outstanding Class A shares and 89.7% of the outstanding Class I shares of International Growth Fund; 23.4% of the outstanding Class I shares of Market Neutral Income Fund; 1.7% of the outstanding Class A shares and 9.1% of the outstanding Class I shares of High Yield Fund; 1.2% of the outstanding Class I shares of Convertible Fund; 9.2% of the outstanding Class A shares of Global Equity Fund; and less than one percent of the outstanding shares of each other class of each Fund.


                          CUSTODIAN AND TRANSFER AGENT

     The Bank of New York, 48 Wall Street, New York, New York 10286, is the custodian for the assets of each Fund. The custodian is responsible for holding all cash and securities of the Funds, directly or through a book entry system, delivering and receiving payment for securities sold by the Funds, receiving and paying for securities purchased by the Funds, collecting income from investments of the Funds and performing other duties, all as directed by authorized persons of the Trust. The custodian does not exercise any supervisory functions in such matters as the purchase and sale of securities by a Fund, payment of dividends or payment of expenses of a Fund.

     U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201, serves as transfer agent and dividend paying agent for each Fund.

     Shares of any Fund may be purchased through certain financial service companies who are agents of the Funds for the limited purpose of completing purchases and sales. For services provided by such a company with respect to Fund shares held by that company for its customers, the Fund may pay an annual fee of up to $12 per account for shares held in Network Level III accounts. For shares held in sub-accounts, the Fund may pay an annual fee equal to the greater of $18 per sub-account or .15% of the average net assets of Class A shares held by the company in sub-accounts; and $21 per sub-account for Class B and Class C shares held by the company.

                 FUND ACCOUNTING AND FINANCIAL ACCOUNTING AGENT

     Under the arrangements with State Street Bank and Trust Company ("State Street") to provide fund accounting services, State Street provides certain administrative and accounting services including providing daily reconciliation of cash, trades and positions; maintaining general ledger and capital stock accounts; preparing daily trial balance; calculating net asset value; providing selected general ledger reports; preferred share compliance; calculating total returns; and providing monthly distribution analysis to the Funds. For the services rendered to the Funds, the Funds pay fees based on the Funds' combined managed assets ("Combined Assets") at the annual rate of .90% on the first $5 billion of Combined Assets, .75% on the next $5 billion, .50% on the next $5 billion and .35% on the Combined Assets in excess of $15 billion. Each Fund pays its pro-rata share of the fees payable to State Street described below based on relative managed assets of the Fund.

     Calamos Advisors provides the following financial accounting services to the Funds: management of expenses and expense payment processing; monitoring of the calculation of expense accrual amounts for any fund and making of any necessary modifications; coordination of any expense reimbursement calculations and payment; calculation of yields on the Funds in accordance with the SEC's rules and regulations; calculation of net investment income dividends and capital gains distributions; calculation, tracking and reporting of tax adjustments on all assets of each Fund, including but not limited to contingent debt and preferred trust obligations; preparation of excise tax and fiscal year distributions schedules; preparation of tax information required for financial statement footnotes; preparation of state and federal income tax returns; preparation of specialized calculations of amortization on convertible securities; preparation of year-end dividend disclosure information; monitoring of trustee deferred compensation plan accruals and valuations; and preparation of Form 1099 information statements for board members and service providers. For providing those services, the Funds pay Calamos Advisors a monthly fee at the annual rate of .0175% on the first $1 billion of Combined Assets, .0150% on the next $1 billion, and .0110% on Combined Assets above $2 billion ("financial accounting service fee"). Each Fund pays its pro-rata share of the financial accounting service fee payable to Calamos Advisors based on relative managed assets of the Fund.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     Deloitte & Touche LLP, an independent registered public accounting firm, is the Trust's independent auditor and is located at 111 South Wacker Drive, Chicago, Illinois, 60606. Deloitte & Touche LLP audits and reports on the Funds' annual financial statements, and performs audit, audit-related and other services when approved by the Trust's audit committee. Ernst & Young LLP audited the Funds' annual financial statements for periods prior to the fiscal year ended March 31, 2006.


                               GENERAL INFORMATION

SHAREHOLDER INFORMATION

     Each Fund is a series of Calamos Investment Trust (formerly named CFS Investment Trust). As of March 18, 1996, all shares of each Fund then outstanding were re-designated as Class A shares of that Fund. Under the terms of the Agreement and Declaration of Trust, the trustees may issue an unlimited number of shares of beneficial interest without par value for each series of shares authorized by the trustees and the trustees may divide the shares of any series into two or more classes of shares of that series. As of the date of this Statement of Additional Information, the Trust has eleven series in operation. All shares issued will be fully paid and non-assessable and will have no preemptive or conversion rights. In the future, the board of trustees may authorize the issuance of shares of additional series and additional classes of shares of any series.

     Each Fund's shares of a given class are entitled to participate pro rata in any dividends and other distributions declared by the Fund's board of trustees with respect to shares of the Fund. All shares of the Fund of a given class have equal rights in the event of liquidation of that class.

     Under Massachusetts law, the shareholders of the Trust may, under certain circumstances, be held personally liable for the Trust's obligations. However, the Trust's Declaration of Trust disclaims liability of the shareholders, trustees, and officers of the Trust for acts or obligations of the Funds that are binding only on the assets and property of the Fund. The Declaration of Trust requires that notice of such disclaimer be given in each agreement, obligation, or contract entered into or executed by the Trust or the board of trustees. The Declaration of Trust provides for indemnification out of a Fund's assets of all losses and expenses of any Fund shareholder held personally liable for the Fund's obligations. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is remote, because it is limited to circumstances in which the disclaimer is inoperative and the Fund itself is unable to meet its obligations.

VOTING RIGHTS

     Each share has one vote and fractional shares have fractional votes. As a business trust, the Trust is not required to hold annual shareholder meetings. However, special meetings may be called for purposes such as electing or removing trustees, changing fundamental policies or approving an investment advisory agreement.